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                             September 9, 2022

       Grant Brackebusch
       Vice President, Chief Financial Officer
       Idaho Strategic Resources, Inc.
       201 N. Third Street
       Coeur d   Alene, ID 83814

                                                        Re: Idaho Strategic
Resources, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-41320

       Dear Mr. Brackebusch:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Description of Properties, page 10

   1. We note that you appear to describe two or more material property interests in this section, considering
the status of your Golden Chest Mine, and recent activity on, and amounts capitalized
for, the Alder Gulch Project.

                                                        Please expand your
disclosures to include the summary information prescribed by Item
                                                        1303(b) of Regulation
S-K, which should cover all of your property interests in addition to those that are subject
to Item 1304(a) of Regulation S-K.
       Geology & Mineralization, page 12

   2. We note that you have disclosure associated with your 2021 reserve update on page 12, including the 2.0 g/t
cutoff grade, though do not provide adequate details regarding the underlying calculation,
including the inputs and assumptions being made.
 Grant Brackebusch
FirstName  LastNameGrant    Brackebusch
Idaho Strategic Resources, Inc.
Comapany 9,
September  NameIdaho
              2022     Strategic Resources, Inc.
September
Page 2     9, 2022 Page 2
FirstName LastName

         Please expand your disclosures to provide a discussion of this calculation including the appropriate modifying factors and associated rationale.
3. We note that you report reserves as of December 31, 2021 for the Golden Chest Mine on
         page 12 and have filed a related Memo at Exhibit 99.2.

         Please file a Technical Report Summary for your resource/reserve properties that conforms to Item 601(b)(96) of Regulation S-K as required by Item 1302(b).
4. We note that you provide some individual property disclosures on pages 9 through 19 although without all of the prescribed information.

         Please modify your disclosures as necessary to differentiate between material and non-
         material property interests, considering the guidance in Item 1301(c) of Regulation S-K, and provide all of the required information for your material properties to comply with
         Item 1304(b) of Regulation S-K.

         For example, you must identify the location of material properties on a map that is accurate to within one mile, using an easily recognizable coordinate system, pursuant to Item 1304(b)(1)(i) of Regulation S-K.

         If you do not have all of the information that would ordinarily be disclosed to comply with this guidance, disclose the nature and scope of any such limitations. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

5. We note you report that revenues and gross profit were both higher in 2021 compared to
         2020 as a result of an increase in gold grade and tonnes processed at the mill.

         Given that revenue was 34.5% higher than in the preceding year, and gross profit as a percentage of sales was 6.4% in 2021 compared to 1.2% in 2020, further details should be provided to address any material changes in prices and costs, and to address the indicative value of your reported financial information. For example, indicate the timeframe over which you expect these more favorable conditions to prevail, improve, or decline.

         This may require descriptions of trends, events and uncertainties that have had a material impact on reported operations, or that are reasonably likely to have a material impact on future operations, to comply with Item 303(a), (b) and (b)(2) of Regulation S-K.

         For example, given that you attribute these increases to higher volumes and higher grades of ore, indicate how long you plan to be mining higher volumes and higher grades of ore before these are depleted or mining shifts to lower-grade deposits.

         Also address the extent to which cost of sales are correlated with tonnes milled as opposed to mineral content or grade of ore being mined, to facilitate an understanding of changes
 Grant Brackebusch
Idaho Strategic Resources, Inc.
September 9, 2022
Page 3
         in gross profit as a percentage of sales; and explain how treatment/smelter and refining charges are determined and address any material changes or variability in such costs.
Financial Statements
Report of Independent Registered Public Accounting Firm, page 27

6. We note that the audit report from the independent public accounting firm on page 27 is addressed to the shareholders of New Jersey Mining Company, and refers to the financial statements of New Jersey Mining Company in the first paragraph of the opinion.

         Auditing Standard 3101.08 requires that the audit report include the name of the company whose financial statements were audited. As you report having changed the company name to Idaho Strategic Resources, Inc. on December 6, 2021, please obtain and file a revised audit report that refers to the company name in effect when issued.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact
Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on your mineral property disclosures.

         Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameGrant Brackebusch                           Sincerely,
Comapany NameIdaho Strategic Resources, Inc.
                                                              Division of
Corporation Finance
September 9, 2022 Page 3                                      Office of Energy
& Transportation
FirstName LastName